# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MDxHealth SA, CIK 0001872529
CUSIP: B5950S113
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: CAP BUSINESS CENTER, RUE D'ABHOOZ, 31, B-4040, HERSTAL, Belgium (C9), 00000
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000393
Filed by CIK 0001105806

## Reporting persons
- Laurence W. Lytton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,933,448; shared voting power 14,625,540; sole dispositive power 3,933,448; shared dispositive power 14,625,540; aggregate amount beneficially owned 18,558,988 (19.5% of the class)
  Comment: Percentage calculated based on 95,417,382 Ordinary Shares outstanding as of August 13, 2026, as reported in the Form 6-K filed by the Issuer on August 13, 2026.
- Lytton-Kambara Foundation: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,583,098; sole dispositive power 0; shared dispositive power 11,583,098; aggregate amount beneficially owned 11,583,098 (12.1% of the class)
  Comment: Percentage calculated based on 95,417,382 Ordinary Shares outstanding as of August 13, 2026, as reported in the Form 6-K filed by the Issuer on August 13, 2026.

## Item 1. Issuer
Name of issuer: MDxHealth SA
Address of issuer's principal executive offices: CAP Business Center, Zone Industrielle des Hauts-Sarts, 4040 Herstal, Belgium

## Item 2. Person Filing
Name of person filing:
Laurence W. Lytton

Lytton-Kambara Foundation (Foundation)
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: See cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 18,558,988

Foundation: 11,583,098
Percent of class:
Lytton: 19.5%

Foundation: 12.1%
Sole power to vote or to direct the vote:
Lytton: 3,933,448

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 14,625,540

Foundation: 11,583,098
Sole power to dispose or to direct the disposition:
Lytton: 3,933,448

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 14,625,540

Foundation: 11,583,098

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Laurence W. Lytton: /s/ Laurence W. Lytton, Reporting person (08/17/2026)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (08/17/2026)